Exhibit 12.1

	Calculation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Fiscal Year					One Quarter Ended
	2011	2012	2013	2014	2015	2015	2016
Earnings:
Income (loss) before taxes	$(346)	$4	$85	$67	$122	$16	$7
Interest	327	328	244	221	191	53	75
Interest portion of rental expense	19	20	18	18	17	4	6
	(0)	352	347	306	330	73	88

Fixed Charges:
Interest	327	328	244	221	191	53	75
Interest capitalized	3	5	5	6	6	1	2
Interest portion of rental expense	19	20	18	18	17	4	4
	349	353	267	245	215	59	81

Ratio	(0.0)	1.0	1.3	1.2	1.5	1.2	1.1